SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

During days 12th and 13th of June, Anatel lead the auction for bands of radio frequencies in 2,500 MHz and 450 Mhz, both used to provide Personal Mobile Service. Bands of 2,500 Mhz will be destined for the use of the 4G technology, while bands of 450 Mhz will be dedicated to coverage services of voice and data in rural areas.

TIM acquired 7 lots, with an offer of R$382.2 millions, resulting in an average premium of 7.28% over the minimum value. Our participation was guided by the discipline in the allocation of resources, in which we search to adjust the acquisition of bands of radio frequencies to the industrial reality, preparing ourselves for the growth of the mobile market of data that will be stimulated by the 4G technology.

The auction was a very important step to the mobile industry of the country. TIM celebrates the outcome result of a clear strategy between cost of frequency and network investment.

This year we keep the forecast to invest approximately R$3.0 billion, in addition to the resources used in the auction.

In the table below we present a summary of the spectrums acquired at the auction.

Slots	Type	Coverage	Band	Minimum Price (R$)	Bid Price (R$)	Premium (%)
4	Type B	National	450 MHz + V1 (10MHz+10MHz)	315,096,000.00	340,000,000.00	7.9
208	Type D	AR 92 (complement)	P (10Mhz+10MHz)	1,200,000.00	1,200,000.00	0
222	Type D	AR 31 (complement)	P (10Mhz+10MHz)	10,633,000.00	10,633,000.00	0
229	Type D	AR 91 (complement)	P (10Mhz+10MHz)	5,109,000.00	5,109,000.00	0
237	Type D	AR 21 (complement)	P (10Mhz+10MHz)	17,025,000.00	17,877,000.00	5
244	Type D	AR 61 (complement)	P (10Mhz+10MHz)	3,171,000.00	3,366,000.00	6.15
250	Type D	AR 41 (complement)	P (10Mhz+10MHz)	4,053,000.00	4,053,000.00	0
Total				356,287,000.00	382,238,000.00	7.28%

Rio de Janeiro, June 13th 2012.

Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 14, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.